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Roast Umber

Coffee and Cacao Roasting

4595 Broadmoor SE Suite 226
Grand Rapids, MI 49512
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THE PITCH
Roast Umber is seeking investment to to grow our product line and expand our nationwide distribution.
Generating RevenueOperating Pop-upsExpanding Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19
RELIEF. REVIEW SPECIFICS
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INVESTOR PERKS

Roast Umber is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this
business. You will not also receive the perks of lesser value, unless specified below.

Roast Umber T-shirt Invest $500 or more to qualify. Unlimited available
Roast Umber Mug Invest $1,000 or more to qualify. Unlimited available

Get a free mug when you invest $500 or more.

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OUR STORY

Roast Umber is a specialty (or craft) coffee and cacao roasting company specializing in coffee, chocolate, and related products.

Our team collectively has over 30 years of experience in craft coffee and cacao sourcing, roasting and production.
We founded Roast Umber with the mission to break down barriers to make craft coffee, cacao and chocolate a more approachable
experience.
We are focused on sustainability, working directly with the farmers, and giving back to the communities we serve and to our planet
through our collaborative and philanthropic efforts.
10% of each purchase goes toward our charity efforts.
We have bootstrapped our company to this point and are now at an inflection point for growth!
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OUR OFFERINGS

We source and produce a variety of coffee, cacao and related products. We are focused on farm-direct; seed-to-cup, and tree-to-bar.

We are one of a few true "tree to bar" cacao and chocolate companies
The West Michigan community that we are in being Beer City, USA has an audience of excited food and beverage connoisseurs always on

the lookout for the newest thing

Our relationships with the farmers and producers provide us the resources and knowledge to make outstanding products for our customers to enjoy

Being in the industry for many years prior to launching this brand allows us to leverage a plethora of relationships globally to accelerate our business growth

In addition to our facility in Kalamazoo, we currently sell through our website, Amazon.com and a variety of wholesale partners across the US

We partner with a variety of community organizations such as non-profits to provide private-label products for fundraising opportunities, etc.

We have a fixed amount allocated each month in our budget to our farm partners in Central America to support their operations

ROAST UMBER PITCH DECK

ORIGIN MATTERS

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In partnership with our partners at Onyx Coffee, Co-founder and Head of Product Chad Morton produced this video on one of his many trips to Guatemala.

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OUR OFFERINGS

We focus on sustainability and sourcing our products direct from the farms in which we work with, roasting and producing in a way to bring out the subtleties of each product while also giving back to our communities.

We chose Central America as our first coffee origin because we feel this coffee is a smooth balanced coffee that most will enjoy.

We produce products that people enjoy but also have a health aspect to them, like our unsweetened nitro cold brew.

Our focus is around craft to bring out the natural subtleties of each product.

From a business standpoint, we focus on products that have the same customer base and are sourced from the same regions (i.e. coffee and cacao)

We work to stay ahead of the industry trends and what our customer base wants and where the industry is going

10% from each product we sell goes back to our partner charities.

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THE TEAM

Brad Gakenheimer

Co-founder/CEO

Brad fell into coffee when a local coffee roaster approached him to participate in his roasting company and coffee bar. From there, Brad became even more passionate about the industry as a whole and the farm to cup process. Brad's experience has helped him to understand many aspects of the industry from running and managing a cafe to the sales and operations of a coffee roasting business. He has worked and trained with many people across the industry and is a strong advocate for sustainability within the coffee supply chain. He believes the future of coffee can be supported by all of us from the growers, farmers and roasters, all the way to the end customer.

Chad Morton

Co-founder/Head of Product

Chad's journey into coffee began when he traveled to Guatemala on a mission trip building homes for widows. On this trip, he met with a coffee farmer named Andres and started bringing coffee back to the US in backpacks. On several return trips, he met with the founders of various coffee companies and roasters to establish their direct-trade buying programs. He then went on to co-found the Direct Trade Coffee Club. Chad has been a strong advocate for sustainability across the coffee supply chain, beginning with the farms. He has been quoted in various publications including international business white papers, books, and magazines. Chad has collaborated with coffee pioneers across the industry pushing for more awareness around sustainability in specialty coffee. Chad is passionate about your experiences with coffee at all levels.

Brent Hawkins
Co-founder/Chief Marketing Officer

Brent has more than 30 years of experience in the retail and food and beverage industries. He has worked closely with national retailers, generating and managing sales, devising category-management standards, and developing products for national launch. In his experience, he has worked for or with brands such as Clairol, Eveready, Healthy Choice, SC Johnson, and Crayola. Focused around marketing, distribution, and data analytics, Brent's experience, expertise and relationships has helped Roast Umber accelerate its growth through strategic initiatives and low overhead resources.

Marc Colcer
Co-founder/Head of Customer Experience

Marc has more than a decade of experience in the marketing and advertising space, specifically in content, branding and digital strategy. A Michigan native, now residing in Los Angeles, Marc's primary focus is on product and brand engagement around communities with larger audiences, sourcing talent and influence to represent the brand, and overall eCommerce growth. In previous roles, Marc has worked in collaboration with teams to create content and traction for higher profile brands specifically in music, apparel, and food and beverage.

PRESS
Published Together: The heart opening journey of a superfood in our backyard

Local entrepreneur and Roast Umber Head of Product, Chad Morton, shares what he is working on, how he arrived at this point, and lessons he's learned along the way related to the current state of the world we live in.

Kruze Consulting Founders & Friends Podcast | Brad Gakenheimer of Roast Umber

Brad Gakenheimer of Roast Umber Coffee Company explains what it takes to start a coffee company.

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ROAST UMBER INVESTOR DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment and Facilities $15,000
Inventory and Distribution $15,000
Product Development $7,000
Marketing and Advertising $10,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,095,000 $1,204,500 $1,288,815 $1,353,255 $1,393,852
Cost of Goods Sold $744,898 $819,387 $876,744 $920,580 $948,196
Gross Profit $350,102 $385,113 $412,071 $432,675 $445,656

EXPENSES

Utilities $1,200 $1,230 $1,260 $1,291 $1,323
Salaries $90,000 $99,000 $105,930 $111,226 $114,562
Insurance $1,800 $1,845 $1,891 $1,938 $1,986
Equipment Lease $18,000 $18,450 $18,911 $19,383 $19,867
Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Rent $16,200 $16,605 $17,020 $17,445 $17,881
Operating Profit $209,702 $234,453 $253,192 $267,179 $275,469
This information is provided by Roast Umber. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
Investment Round Status
Target Raise $50,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends May 12, 2021
Summary of Terms
Legal Business Name Roast Umber, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.25×
Business's Revenue Share 3%-15%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2024
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Roast Umber's fundraising. However, Roast Umber may require additional funds from alternate sources at a later date. Roast Umber and its founders have bootstrapped the company to this point also leveraging the resources from partnerships in the industry.

Forecasted milestones

Roast Umber forecasts the following milestones:

Secure distribution in major retail chain by April, 2021.

Finish expansion of new facility by May 2021.

Launch a private-label coffee product for major magazine brand by June 2021.

Achieve $1 million revenue per year by 2022.

Financial liquidity

Roast Umber and its team has a strong liquidity position as compared to debt and other liabilities. Roast Umber expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business however will maintain a healthy cash balance.

Historical milestones

Roast Umber has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]
Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].
Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].
Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

No operating history

Roast Umber was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. As we have been able to navigate and adapt through the pandemic, delays in product, packaging and shipping have greatly impacted our business. Additionally, the required closures of our partner facilities have also caused production delays.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

The Company Might Need More Capital

Roast Umber might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. If Roast Umber is unable to obtain additional funding when needed, it could be forced to delay its business plan.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Roast Umber to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Roast Umber operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Roast Umber competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Roast Umber's core business or the inability to compete successfully against the with other competitors could negatively affect Roast Umber's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Roast Umber's management or vote on and/or influence any managerial decisions regarding Roast Umber. Furthermore, if the founders or other key personnel of Roast Umber were to leave Roast Umber or become unable to work, Roast Umber (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Roast Umber and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Roast Umber is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Roast Umber

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Roast Umber's financial performance or ability to continue to operate. In the event Roast Umber ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Roast Umber nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Roast Umber will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Roast Umber is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Roast Umber will carry some insurance, Roast Umber may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Roast Umber could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Roast Umber's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Roast Umber needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Roast Umber or management), which is responsible for monitoring Roast Umber's compliance with the law. Roast Umber will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Roast Umber is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Roast Umber fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Roast Umber, and the revenue of Roast Umber can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of Roast Umber to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Roast Umber. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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